Exhibit 99.6

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Bay Adelaide Centre	www.kpmg.ca
Suite 4600 333 Bay Street
Toronto ON
M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated February 21, 2018, addressed to the shareholders and directors of IAMGOLD Corporation (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 21, 2018 on the effectiveness of internal control over financial reporting as of December 31, 2017,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2017.

We also consent to the incorporation by reference in the Registration Statement No. 333-210437 on Form F-10 and Registration Statement No. 333-142127 on Form S-8 of IAMGOLD Corporation.

Chartered Professional Accountants, Licensed Public Accountants

February 21, 2018

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a

member firm of the KPMG network of independent member

firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.